
Mail Stop 3030

March 11, 2010

Via Facsimile and U.S. Mail

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

> **Re:** **Wound Management Technologies, Inc**.
> **Form 10-K for the year ended December 31, 2008**
>   **Filed March 31, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **File No. 0-11808**

Dear Mr. Haire:

   We have reviewed your letter dated January 28, 2010 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Background, page 1

1.   We note your response to prior comment 2. In future filings, please expand your proposed disclosure (i) to quantify or otherwise describe more fully the number of facilities with which you have provided evaluation products, (ii) to identify the use(s) to which the evaluation products were put in the cases where you received feedback on their use, and (iii) to clarify whether the only feedback you received was positive or whether you also received negative feedback. If you also received negative feedback, please indicate the nature of the feedback. Please also tell us how your proposed disclosure that you "have been conducting and publishing evidence-based clinical studies" is consistent with your disclosure on page 3 that "no clinical studies are currently planned."

Note 1 – Nature of Operations and Significant Accounting Policies, page F-7

– Revenue Recognition, page F-7

2.   We note your response to prior comment 14. However, it appears that you have only addressed one of the factors outlined in section 605-45 of the FASB Accounting Standards Codification. Please provide us with your analysis of <u>all</u> of the factors outlined therein. Discuss how you considered the complete analysis in concluding that recognition of revenue on the gross basis was appropriate.

Note 4 – Related Party Transactions, page F-11

3.   We note your disclosure on page 4 and in your response to prior comment 6 regarding your use of employees from a related party. Please clarify how you account for such services in your financial statements, including how you have considered the guidance in SAB Topic 1.B.1. In this regard, we note your disclosure here that you provide administrative services to related parties, but we do not see where you have discussed the administrative services provided to you from related parties. Please revise your disclosures in future filings accordingly.

Item 15. Exhibits, page 26

4.   We note from your amended Form 8-K filed on February 26, 2010 that you have entered into a distribution agreement with Pharma Technology International, a joint venture that is 50% owned by BioPharma Management Technologies, which you acquired in September 2009. Please tell us why you have not filed that distribution agreement pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Investment Acquisitions, page 9

5.   We note your response to prior comment 23. You state that the acquisition provided you access to the exclusive right to market, distribute and sell CellerateRX in the Middle East and Northern Africa. You further state that the items noted represent inputs and processes which result in outputs. Please explain to us in greater detail how the items discussed, including specifically the license to sell CellerateRX, constitutes inputs and processes that result in outputs. Specifically, address the following:

- Describe the processes you acquired in connection with the CellerateRX license. In this regard, clarify if BioPharma was marketing, distributing and selling the CellerateRX product in the referenced territories prior to the transaction.

- Explain to us how a $1.25 million line of credit represents inputs and processes that result in outputs. Further, confirm that the line of credit remained available to BioPharma following your acquisition of BioPharma.

- Discuss the status of the formula for a confidential medical device product. For example, explain if the formula was completed at the time of acquisition and whether BioPharma had undergone any attempts to secure patents or other protection to the product. Explain the specific processes obtained in the acquisition relating to this product.

- Reconcile your statement that these items represent processes with your separate disclosures that the joint venture has had no operations to date.

6.   Please refer to prior comment 24. We note from your response that the fair value assigned to this transaction was determined based on the fair value of the equity interests you issued. Please tell us and revise future filings to clearly disclose your methodology and all significant assumptions you used in determining the fair value of the equity interests issued.

7.   Further to the above, we also note your discussion in response to the fourth bullet of prior comment 24 whereby you state that you obtained a second estimated fair value of the asset based on projections of sales increase amounts. Tell us the value that resulted from this approach.

8.   We note from your response that "Intangible Assets – Marketing Contracts was used to describe the joint venture investment." Clarify for us how you are accounting for the joint venture in your financial statements and your basis for that accounting. For example, discuss how you considered the guidance in Topic 810-10 of the FASB Accounting Standards Codification, Topic 323 of the FASB Accounting Standards Codification or other applicable guidance.

9.   We note that you have not made any allocation for proprietary technologies held by
        BioPharma at the time of the acquisition. We further note your statements in your
        responses to prior comments 23 and 24 regarding a formula for a new medical device.
        Please clarify for us who holds the rights to the formula that you mention – BioPharma or
        Pharma Tech. To the extent such formula is held by BioPharma, we continue to request
        that you explain why you have not allocated any value to this asset. Explain how your
        accounting complies with paragraphs 805-20-25-1 and 805-20-25-10 of the FASB
        Accounting Standard Codification, which requires you to separately recognize
        identifiable intangible assets acquired in a business combination.

10.   Further to the above, we note your response to prior comment 24 that the customer
        relationships in the Middle East represent a significant intangible asset to you but that
        you did not recognize as an asset on the BioPharma balance sheet. Notwithstanding the
        comments above, please explain how this treatment is consistent with paragraphs 805-20-
        25-1, 805-20-25-10 and 805-20-55-20 through 28 of the FASB Accounting Standards
        Codification.

11.   Please refer to prior comment 27. We note that fair value in the Resorbable Orthopedic
        Products transaction was based on the estimated fair value of the restricted common stock
        you issued. Please tell us and revise future filings to clearly disclose your valuation
        methodology and all significant assumptions you used in determining the fair value of the
        restricted common stock you issued. In this regard, please also tell us the value you
        calculated for the patent based on the net present values of the projected cash flows of the
        sale of the product related to the patent.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-
3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Celia Soehner, Staff Attorney, at (202) 551-3463, or Mary Beth Breslin,
Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this
regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-
3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief